EXHIBIT 21

LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation

Analogic Limited	Massachusetts

ANALOGIC FOREIGN SALES CORPORATION	U.S. Virgin Islands

Analogic China Holding Limited	Hong Kong

Analogic Holding Luxembourg S.a.r.l.	Luxembourg

Analogic Japan KK	Japan

Analogic Medical Equipment (Shanghai) Co. Ltd.	China

ANADVENTURE DELAWARE, INC.	Delaware

ANALOGIC CANADA CORPORATION	Province of Nova Scotia, Canada

B-K Medical Holding ApS	Denmark

B-K Medical ApS	Denmark

B-K Medical AB	Sweden

Analogic Benelux NV/SA	Belgium

MK Medizinische Systeme GmbH	Germany

Analogic Italia S.r.L	Italy

B-K Medical Systems, Inc.	Massachusetts

Sound Technology, Inc.	Pennsylvania

Ultrasonix Medical Corporation	Province of Alberta, Canada

Analogic Ultrasound UK Limited	United Kingdom